**linktone**

**Linktone Ltd**
ARBN 164 134 472

## LODGE YOUR VOTE

**ONLINE** www.linkmarketservices.com.au

**By mail:**
Linktone Ltd
C/- Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia

**By fax:** +61 2 9287 0309

**By hand:**
delivering it to Link Market Services Limited, 1A Homebush Bay Drive, Rhodes NSW 2138

**All enquiries to: Telephone:** +61 1300 554 474

X99999999999

# VOTING INSTRUCTION FORM

## STEP 1 DIRECTION TO CHESS DEPOSITORY NOMINEES PTY LTD

I/We being a holder of CHESS Depository Interests (CDI) of Linktone Ltd (the Company) hereby direct CHESS Depository Nominees Pty Ltd (CDN) to vote the shares underlying my/our CDI holding at the Annual General Meeting of the Company to be held at **10:00am (Singapore time) on Wednesday, 20 November 2013 at 39 MacTaggart Road, Level 5, Asia Media Centre, Singapore 368084** and at any adjournment of that meeting, in the manner set out below.

**Voting instructions will only be valid and accepted by CDN if they are signed and received no later than 48 hours before the meeting.**

**Please read the voting instructions overleaf before marking any boxes with an** X

## STEP 2 VOTING INSTRUCTIONS

PROPOSAL: **Reelect the Class III directors named below until the 2016 annual general meeting of shareholders or until each such director's successor is elected and is duly qualified, or until each such director's earlier death, bankruptcy, insanity, resignation or removal:**

| | For | Against | Abstain* |
|---|---|---|---|
| Hary Tanoesoedibjo | ☐ | ☐ | ☐ |
| Peck Joo Tan | ☐ | ☐ | ☐ |

**If you do not mark either the "FOR", "AGAINST" and "ABSTAIN" box your vote will be cast in favour of the Resolution(s).**

## STEP 3 SIGNATURE OF CDI HOLDERS – THIS MUST BE COMPLETED

| CDI Holder 1 (Individual) | Joint CDI Holder 2 (Individual) | Joint CDI Holder 3 (Individual) |
|---|---|---|
| | | |
| Sole Director and Sole Company Secretary | Director/Company Secretary (Delete one) | Director |

This form should be signed by the CDI Holder in accordance with the instructions overleaf.

LTL PRX301

# HOW TO COMPLETE THIS VOTING INSTRUCTION FORM

### Your Name and Address

This is your name and address as it appears on the company's CDI register. If this information is incorrect, please make the correction on the form. CDI Holders sponsored by a broker should advise their broker of any changes. **Please note: you cannot change ownership of your CDI's using this form.**

### Direction to CHESS Depository Nominees Pty Ltd

Each CHESS Depository Interest (CDI) is evidence of an indirect ownership in a Common Share. The underlying Common Shares are registered in the name of CHESS Depository Nominees Pty Ltd (CDN). As holders of CDI's are not the legal owners of the Common Shares, CDN is entitled to vote at meetings of shareholders on the instruction of the registered holder of the CDI's.

### Signing Instructions

You must sign this form as follows in the spaces provided:

**Individual:** where the holding is in one name, the holder must sign.

**Joint Holding:** where the holding is in more than one name, either CDI Holder may sign.

**Power of Attorney:** to sign under Power of Attorney, you must lodge the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

**Companies:** where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the *Corporations Act 2001*) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

## Lodgement of a Voting Instruction Form

This Voting Instruction Form (and any Power of Attorney under which it is signed) must be received at an address given below by **10:00am (Singapore time) on Monday, 18 November 2013,** being not later than 48 hours before the commencement of the meeting. Any Voting Instruction Form received after that time will be invalid.

Voting Instruction Forms may be lodged using the reply paid envelope or:

**ONLINE** www.linkmarketservices.com.au

Login to the Link website using the holding details as shown on the proxy form. Select 'Voting' and follow the prompts to lodge your vote. To use the online lodgement facility, CDI Holders will need their "Holder Identifier" (Securityholder Reference Number (SRN) or Holder Identification Number (HIN) as shown on the front of the proxy form).

**by mail:**

Linktone Ltd
C/- Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235
Australia

**by fax:**

+61 2 9287 0309

**by hand:**

delivering it to Link Market Services Limited, 1A Homebush Bay Drive, Rhodes NSW 2138.